August 25, 2011


                               CORRECTED RESPONSE

                         VIA OVERNIGHT COURIER AND EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Noble Roman's, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2010
         File No. 0-11104

Dear Ms. Cvrkel:

We are in receipt of the Staff's comment letter, dated August 10, 2011, pursuant to which the Staff commented on the Form 10-K for the year ended December 31, 2010 (the "Form 10-K") of Noble Roman's, Inc., an Indiana corporation (the "Company"). We have set forth below each Staff comment in the comment letter followed by our response to each comment.

This letter is a correction of the response letter dated August 24, 2011 correcting a mistake the Company made in response to Comment 3.

We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Form 10-K for the year ended December 31, 2010
----------------------------------------------

Note 9- Loss from Discontinued Operations, page 37
--------------------------------------------------

1. We note from the disclosure included in Note 9 that the Company recognized a loss on discontinued operations of $3.8 million in 2008 that was primarily the result of operating traditional restaurants which had been acquired from struggling franchisees and later sold to new franchisees. We also note that in December 2008, the Company made the decision to discontinue that business and charged off or dramatically lowered the carrying value of all assets related to the traditional restaurants and accrued estimated future expenses including an estimate for legal expenses related to Heyser lawsuit. We further note that the right to receive passive income in the form of royalties is not a part of the discontinued segment. With regards to the loss on discontinued operations recognized in 2008, please tell us the nature and amounts of the various costs that comprised the $3.8 million loss that was recognized during this period. As part of your response, you should also explain in detail how each component of the loss such as write-downs of receivables or accruals for loss contingencies were calculated or determined.

Response: As noted on the Company's Consolidated Statements of Operations for the year ended December 31, 2008 the loss on discontinued operations was $3,824,397, net of a tax benefit of $2,508,433, or a gross loss before tax benefit of $6,332,830.

The components of the loss can be broken down into five principal categories: discontinuance of selling area development agreements ("ADA's") and the termination of all existing ADA's in the amount of $1,751,980; taking over and operating troubled franchises, investing the necessary resources to maintain and operate them until a new franchisee could be located in the amount of $2,618,013; the write-down of long-term receivables in the amount of $1,154,871 resulting from the sale of certain full-service restaurants which the Company had discontinued operating in 1999; the accrual of estimated legal fees in the amount of $721,698 associated with defending against a lawsuit brought by a group of franchisees of the traditional locations which necessitated the discontinuance of selling of ADA's; and the settlement of a claim in the amount of $86,267 resulting from the financing of full-service operations discontinued in 1999.

Discontinuance of selling ADA's and the termination of all ADA's - From 2005 through 2007 the Company was pursuing the sale of ADA's and, in fact, sold the rights to 22 territories throughout the United States requiring the development of approximately 735 new dual branded restaurants over the following five to six years. These ADA's required the area developer to pay an upfront development fee in the amount of $.05 per capita of the population in its development area. By the terms of each ADA the upfront fee was fully earned and non-refundable at the time the agreement was signed. The filing of the Heyser lawsuit by a group of franchisees, the resulting negative publicity, derogatory postings on the Internet and the collapse of the financial markets in late 2008 made it very difficult, if not impossible, to continue that business. As a result the Company made the decision to discontinue the ADA business and to terminate all existing agreements in view of the fact that no developer achieved the required number of locations. As a result we: were unable to collect approximately $482,217 of receivables from the sale of the ADA's; were unable to collect equipment commissions due the Company because of cancelled orders or unpaid for orders in the amount of $339,667; were unable to collect product usage fees of $235,999 because orders were either cancelled or not paid for; we had to write-off prepaid trade show fees of $149,046 to terminate contracts for shows to promote development of the territories; and were unable to collect advertising costs in the amount of $261,147 which the Company paid but were to be reimbursed by the developers. In addition, we incurred various other costs associated with discontinuing these activities in the amount of $283,949.

Discontinuance of taking over troubled franchises, investing the necessary resources in them and operating them until a new franchisee could be located - Because of the financial burden the Company experienced from discontinuing the sale of ADA's, as discussed above, the Company did not have the capital resources necessary to continue to finance the turnaround of these operations and make them viable. In addition, because of the lawsuit and difficulties in


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

selling franchises discussed above which occurred at that time, buyers could not be quickly located. Therefore, most of the locations were closed and a few were sold at a much discounted price. At this time the Company wrote down the book value of these assets (equipment and leasehold improvements) to an estimated resale value of the used equipment, including reducing the value of the few locations that were sold to the sale price, for a total write-down of $2,294,280. Also, the Company incurred expenses totaling $323,733 for closing the locations, removing the equipment, removing signage and returning the facilities to the landlords.

Write-down of long-term receivables resulting from the sale of certain full-service restaurants which the Company had discontinued operating in 1999 - Pursuant to the Company's decision in 1999 to refocus its business on its non-traditional venue opportunities, the Company closed 16 of its full-service restaurants and began franchising efforts for the remaining 31 full-service restaurants. Accordingly, in 1999 all assets for the remaining 31 restaurants were reduced to their estimated sales price and a provision was made for estimated expenses to franchise them. All of those 31 full-service restaurants were sold pursuant to franchise agreements. Much of the sales price was deferred in the form of long-term notes receivable. The notes were serviced on schedule until the financial crisis and recession began in 2008 when the franchisees suffered serious sales declines and were no longer able to service their debt. As a result, the Company reduced the amount of the notes and restructured the payments so the locations could continue to operate and, accordingly, the Company recorded a loss on the notes of $1,154,871.

Accrual of estimated legal fees associated with defending against a lawsuit brought by a group of franchisees of the traditional locations - At the end of 2008, the Company had paid $101,698 in connection with the Heyser lawsuit, had incurred additional fees of approximately $195,000 which had not been paid, and the Company estimated that it would take another $425,000 to complete the defense of the case in addition to the amounts the Directors' and Officers' liability carrier would pay. The insurance carrier had agreed to pay 80% of the defense cost of the suit above the $50,000 deductible, subject to the policy limits. This was very early in the case and the Company had only limited information on how the lawsuit would proceed. It nevertheless made its best estimate of the future defense costs. As the case developed, the defense costs were more than estimated because the Company had to file injunctions to secure the return of trademarked material and other property, and motions to compel to schedule depositions. Plaintiffs appealed various court rulings, rescheduling depositions after the Plaintiffs did not appear for depositions after the Company representative and its attorneys traveled across country for the scheduled depositions. In addition, the Company obtained an order to have Plaintiffs' original attorney disqualified from the case for filing fraudulent affidavits and obtained sanctions against Plaintiffs' successor attorney for filing unnecessary motions which the Company was required to contest.

The settlement of a claim resulting from the financing of those operations discontinued in 1999 - The investment banker that assisted the Company in obtaining financing in 2000, in conjunction with the discontinuance of the full-service restaurants in 1999, claimed it was owed additional fees for that


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

financing. In order to avoid a lawsuit, the Company made the decision to settle that claim for a relatively small amount of $86,267.

The above decisions involved significant expense to the Company but were all necessary to preserve shareholder value by protecting the Company's value in its brand, facilitating successful operations with its non-traditional franchising and preserving the remainder of the traditional franchises which are still operating and contributing royalty income.

2. Additionally, we note your disclosure indicating that the costs initially accrued for the Heyser lawsuit were determined to be insufficient and an additional accrual was required. We also note your disclosure indicating that in reviewing accounts receivables, various receivables which originated in 2007 and 2008 that related to operations that were discontinued were determined to be doubtful of collection and therefore charged to loss on discontinued operations. With regards to the losses related to discontinued operations recognized during 2010, please tell us and revise the notes to your financial statements in future filings to explain the specific nature and timing of the events or circumstances that resulted in your conclusion that additional accruals for loss would be required with regard to the Heyser lawsuit and explain how such accruals were calculated or determined. Also, with regard to the receivables for which losses were recognized in 2010, please tell us the original payment terms that were associated with these receivables and explain why no losses were recognized with respect to the recorded receivables balances prior to 2010. We may have further comment upon receipt of your response.

Response: As noted on the Company's Consolidated Statements of Operations for the year ended December 31, 2010, the loss on discontinued operations was $1,200,664, net a tax benefit of $787,520, or a gross loss before tax benefit of $1,988,184.

The loss can be broken down into the following categories: additional accrual for the Heyser case in the amount $272,330; a loss on a former full-service restaurant (part of the 1999 discontinued restaurants) in the amount of $187,826; expenses regarding the discontinuation of operating restaurants until a franchisee could be located in the amount of $340,768; and write-off of accounts receivable of $1,187,260 related to the discontinuance of selling ADA's and the termination of all ADA's.

Heyser accrual - The original accrual for Heyser legal fees was $721,698. The Company incurred fees of $101,698 in 2008, $433,565 in 2009 and $387,108 in
2010. The Company accrued additional fees in 2010 of $272,330, which left a balance of $71,657 in accrued expense. The additional accrual necessary over and above fees already incurred represented the Company's best estimate at the time of additional legal fees required considering the fact the Company won summary judgment dismissing the fraud claims on December 23, 2010 and the Court granted permission to file the Company's counterclaims as summary judgment motions as opposed to a trial. Since that time, Plaintiffs have filed numerous motions for reconsideration and a notice of appeal, all of which took more legal time to contest. However, the appeal has now been dismissed with prejudice.

Loss on former full-service restaurant which was a part of the 1999 discontinued restaurants - The Company is lessee of a restaurant facility located in Newburgh, Indiana, which had been sub-leased. The sub-lessee was paying the rent until the building was severely damaged in a tornado and the roof was blown off, which made the building untenantable. According to the lease, when the building becomes untenantable by an insurable loss it is the landlord's responsibility to repair, at the landlord's expense, and rent is abated during the period of repair. During this process the Company lost its sub-tenant. The landlord was having difficulty recovering the amount of damage from the insurance company and it filed suit against the Company. In the meantime, the landlord repaired the building and made it tenantable so rent payments resumed. The Company incurred attorneys' fees for defending against the lawsuit and had to begin paying rent. The Company accrued expenses of $187,826 to cover the attorneys' fees and rent until the expiration of the lease in 2014.

Expenses regarding the discontinuation of operating restaurants until a franchisee could be located - The total expenses for these former operations were $340,768 including the settlement of a lease obligation in the amount of $60,887, payment of legal fees in the amount of $69,026 to defend against a former group of employees employed in these operations (all claims against the Company in this case were dismissed by summary judgment), and loss on the sale of equipment taken into inventory from these locations in the amount of $210,855.

Accounts receivable related to the discontinuation of selling ADA's and the termination of existing ADA's - The Company wrote-off receivables in the amount of $281,106 from a former distributor associated with the discontinued operations. This amount originated from a judgment in the Company's favor against the former distributor which was believed to be collectable until the Company was in a meeting with a mediator in California during September 2010. This distributor engaged in what the Company believes to be a fraudulent transfer of assets to avoid creditors. The Company was pursuing collection against the principal of the distributor and was assured by the California attorney that the principal had properties worth approximately $9 million which were free and clear of any liens. The Company had confirmation from the attorney in each of the two previous years that the property remained free of any liens. In September the Company learned that the California attorney had misrepresented the facts and in fact the properties had numerous liens against them. With that knowledge, the Company settled for $20,000 with the principal of the former distributor, wrote off the balance and has filed a claim against the attorney and it is currently in arbitration, as provided for in the engagement letter between the Company and the attorney. The engagement letter also provides for the prevailing party to be reimbursed for reasonable attorneys' fees in arbitration (no recovery from the arbitration has yet been recognized).

The Company wrote-off a receivable related to one of the locations from the 1999 discontinued operations in the amount of $52,624. This location had been successfully operating since 2000 and paying regular payments every month. The location was operated by the franchisee and his wife who both became terminally ill in 2010 and had to close the operation and there were no assets that the Company could identify which would pay the balance due.

The Company wrote off $191,369 due from a former area developer which was previously considered collectable. The Company obtained a judgment against the developer and was attempting to collect only to learn the developer had disappeared. After he disappeared and could not be located, the Company believes the developer returned to his former country.

A receivable in the amount of $142,377 from one of the terminated operations located in southwestern Florida was charged off. The operation at this location was formerly successful and the amount was believed to be collectable. However, after the severe recession in southern Florida combined with the oil spill in the Gulf in 2010, the operator lost its business and there were no assets remaining to fund collection.

A receivable in the amount of $105,963 from another terminated operation located in Kentucky was believed to be collectable until 2010. Upon the Company filing a lawsuit to collect, it was discovered that in order to collect we were going to have to file suit both in Kentucky against the corporation and in Illinois against the individual, therefore, the Company agreed to settle the claim for $28,000 which resulted in a write-off of $77,963.

A receivable in the amount of $131,000 from another terminated operation was located in Ohio, which was thought to be collectable until 2010. Upon filing lawsuit for collection and after discovery of facts, it was determined that the assets were not as large as the Company understood them to be, therefore the Company negotiated a settlement for $31,000 incurring a write-off of $100,000.

A receivable in the amount of $140,580 from another terminated operation located in Georgia was previously thought to be collectable until 2010. After discovery was complete in litigation the Company decided to settle for $33,000 and charge off $107,580.

An area developer in northern California owed a balance of $62,059 which had previously been considered collectable because he operated what appeared to be a successful Avis rental car franchise in the area. After collections were turned over to a collection agency, it was determined in 2010 that the rental car agency had ceased operation and the developer could not be located, therefore the Company charged off the amount of $62,059.

The remaining $192,182 of the charge-off receivables in the total amount of $1,157,260 consisted of numerous small amounts which were determined to be uncollectable in 2010 and which previously were considered collectable.

The Company will revise its footnotes to the financial statements in future filings to explain the specific nature and timing of events or circumstances that resulted in the Company's conclusion that additional accruals for loss would be required.

3. Furthermore, we note from your disclosure in Note 9 that the right to receive passive income in the form of royalties is not a part of the discontinued segment. Please tell us and revise future filings to explain the nature and amount of any passive royalties that the Company is recognizing in its financial statements with respect to the operations that have been classified as discontinued operations. If such royalties are included in the Company's statements of operations, please tell us the nature and amounts of such royalties and explain where they have been reflected in the Company's financial statements. As part of your response, you should also explain the period over which the Company expects to continue to receive such royalty revenues and why you do not believe such amounts should be included as part of discontinued operations in your financial statements.

Response: The Company is not recording royalties with respect to operations that have been discontinued. As explained in Note 9 to the Company's financial statements, the ongoing right to receive passive income in the form of royalties is not part of a discontinued unit.

The Company recognizes all franchise fees in accordance with FASB ASC 952-605-25-1, which states "revenue from an individual franchise sale shall be recognized, with an appropriate provision for estimated uncollectible amounts, when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor." Per FASB ASC 952-605-25-2, substantial performance means (a) no remaining obligation or intent to refund any cash received or forgive any receivables, (b) substantially all initial services required by the franchise agreement have been performed and
(c) no other material conditions or obligations exist.

The Company's obligations as defined within the Franchise Agreement are:
     1) Franchisor's site selection guidelines and such site selection assistance as Franchisor may deem advisable.
     2) Such assistance to Franchisee in the layout and design of the Noble Roman's Pizza as Franchisor may deem necessary.
     3) Such site evaluation and assistance as Franchisor may deem necessary on its own initiative or in response to Franchisee's reasonable request for site evaluation; provided, however, that if services are provided at Franchisee's request, Franchisor reserves the right to charge a reasonable fee for providing such services representing the reasonable expenses incurred by Franchisor (or its designee) in connection with such on-site evaluation, including, without limitation, the cost of travel, lodging, meals and wages.
     4) The loan of one set of the Confidential Manual and such other manuals and written materials as Franchisor shall have developed for use in the Franchised Business.
     5) Upon the opening of the Franchised Business, Franchisor shall provide Franchisee with an initial on-the-job training program on the operation of a Noble Roman's Pizza, furnished at such times and places as Franchisor reasonably deems necessary.


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

     6) The services of one representative of Franchisor for reasonable supervisory assistance and guidance in connection with the opening and initial operation of the Noble Roman's Pizza. Franchisor shall have the right to determine the time or times at which such representative shall be available to Franchisee.
     7) During the operation of the Franchised Business, such additional assistance as is reasonably necessary, in the sole discretion of Franchisor, to assist Franchisee in meeting Franchisor's quality control standards.

Revenues include a non-refundable (fixed) franchise fee due upon execution of the Franchise Agreement (persuasive evidence of an arrangement exits) by the Company and franchisee, and a weekly (determinable, based upon historical franchised location sales which tend not to vary significantly) royalty fee through the contract's maturity date.

At the time a store opens for business or shortly thereafter, all obligations by the Company have been substantially completed (opening of store provides evidence the obligations described in 1-6 above have been performed and delivery or performance has occurred). Additionally, the Company is not obligated to offer any refunds, nor has demonstrated a habit of forgiving franchisee receivables. As with any business, collection efforts of receivables sometimes subsequently resort to legal proceedings.

FASB ASC 605-10-25-1 provides further guidance regarding recognition of and difference between revenues and gains. FASB ASC 605-10-25-1b specifically states "revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." Each franchise agreement affirms an event or transaction that is central to the Company's operations. At the point a contract is terminated, the Company has performed all obligations specified in the contract. Further the franchise agreement specifically states "Franchisee shall continue to be obligated to pay to Franchisor any and all amounts that it shall have duly become obligated to pay in accordance with the terms of this Agreement prior to the occurrence of any Force Majeure event." Thus, the Company is entitled to and has earned all royalties that would have been due through the contract's maturity date. The franchise contract and performance of all required of the franchisor, regardless if the contract is continuing or terminated, are evidence that the earnings process has been completed and revenues can be recognized, provided they are realizable.

With respect to recording income from the former franchisees involved in the Heyser case, we note that they have never disputed the royalty fees payable under their respective franchise agreements. In the lawsuit they claimed the franchise agreements were invalid because the Plaintiffs were fraudulently induced by the Company to execute them. On September 23, 2009, the Judge in the case issued an Order granting partial summary judgment denying many of their fraud claims. In that same Order the Judge ruled that constructive fraud did not apply in this case. The Plaintiffs appealed that decision to the Indiana Court of Appeals and the Appeals Court upheld the trial court's decision on August 19,

2010. Plaintiffs further appealed to the Indiana Supreme Court and the Supreme Court declined to hear the appeal. Subsequently the trial court Judge issued an Order, on December 23, 2010, granting summary judgment in favor of the Company and dismissing the Plaintiffs' claims of fraud. Therefore, based on that ruling, the franchise agreements are valid and binding and enforceable in accordance with their terms. The calculation of royalties has not been disputed at any point during the litigation.

Under the rules of civil procedure Plaintiffs may not seek to re-litigate claims that the trial court has already resolved against them in their defense against the Company's counterclaims.

FASB ASC 605-10-25-1b further states "gains commonly result from transactions and other events that involve no earning process." In situations where contracts are terminated, the issuer has clearly completed the earnings process. The franchisee has accepted the product, as evidenced by a signed contract. The Company has performed its obligations as stated within the contract. Litigation is simply the necessary means for collection of receivables originating from the earnings process, and does not represent a potential recovery of lost assets. As a result, consideration as a gain, the FASB definition and accounting treatment for gain contingencies and SAB Topic 5Y, Miscellaneous Accounting, Accounting and Disclosures Relating to Loss Contingencies are not applicable. Litigation is on occasion a byproduct of the terminated contracts, but does not preclude revenues from being recognized where the tests for recognition are met.

The Company only records the amount of revenues that are determined to be realizable. In the specific case of the revenues from the terminated contracts by the Plaintiffs in the Heyser case were approximately $3.6 million and were earned in 2008. However, in 2008, the Company could not determine that any of the revenues were realizable. In effect the Company recorded the $3.6 million as earned revenue and established a valuation allowance for the entire $3.6 million. At the end of 2008, no discovery in the case had begun, therefore the Company could not make a reasonable determination that the value was realizable.

The Company undertakes to evaluate its valuation allowances on a quarterly basis as it prepares quarterly reports. Depositions of the Plaintiffs were scheduled at various times from mid-2009 through early 2010. Also, the Plaintiffs were required to produce all financial documents as part of the discovery in the case. As the financial documents produced in discovery were reviewed and testimony of each individual Plaintiff was evaluated, both in regard to the merits of the claims as well as in regard to their financial abilities to pay the counterclaims, that formed the basis for our starting to review the valuation allowance. Another factor in that review was the granting of partial summary judgment, as to many of the fraud claims, and the court's denial of constructive fraud on September 23, 2009.

Based on review of deposition testimony and documents produced by Plaintiffs in discovery, the Company, in review of its valuation allowance at December 31, 2009, reduced the valuation allowance by approximately $400,000 and recorded that amount in the line item for royalties and fees in the 2009 Consolidated Statements of Operations. During subsequent quarterly reviews, as more information became available about the Plaintiffs' ability to pay and in view of the Appeals Court upholding the September 23, 2009 partial summary judgment motion and denial of constructive fraud, the Company continued to reduce the valuation allowance against the receivable of $3.6 million for royalties earned on the Plaintiffs' franchises. In all, during 2010, the Company reduced the valuation allowance by approximately $1 million and reported that amount in the line item for royalties and fees in the 2010 Consolidated Statements of Operations. In future periods, the Company will continue to review the valuation allowance on a quarterly basis and increase or decrease the allowance to reflect the amount the Company determines is probable of being realized at that time.

Note 10-Contingencies, page 38
------------------------------

4. We note from the disclosure included in Note 10 that the Company was involved in litigation with various former franchises which were claiming actual damages against the Company in the amount of $5.1 million. We also note that one claim under the Indiana Franchise Act remains pending. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Supplementally advise us regarding the amount of any loss accruals that have been established for this pending litigation. If no accruals for losses in connection with this matter have been established, please explain why. Also, please revise your disclosure in future filings to comply with the guidance in ASC 450-20-50.

Response: The $5.1 million claimed by the various franchisees in the lawsuit was for damages for the alleged fraud claims against the Company which were all dismissed by the Order issued December 23, 2010 granting summary judgment in favor of the Company. There is a single claim remaining by only one of the Plaintiffs alleging violations by the Company under the Indiana Franchise Act. The Company believes that it has a meritorious defense against that claim. The Company was unable to conclude at this time that an unfavorable result is either probable or remote and is unable to estimate an amount of any possible loss.

The Company will revise its disclosure in future filings to comply with the guidance in ASC 450-20-50.


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

5. Supplementally advise us and revise future filings to disclose whether the company has recognized any revenue associated with the franchisees engaged in the lawsuits disclosed in Note 10. If so, please tell us and revise future filings to disclose the amounts recognized during each period presented in the Company's financial statements and explain how the amounts recognized were calculated or determined given the existence of the pending lawsuits. Your response and your revised disclosure should also explain why you believe the amounts recognized will be collectible given the existence of the pending litigation.

Response: See our response to comment no. 3 of above regarding amounts of revenue recognized and when recognized.

The Company will disclose in future filings any revenues or losses recognized relating to the franchises involved in the Heyser lawsuit.

6. In addition, we note that the Company filed counter-claims for damages for breach of contract against all of the Plaintiffs in the aggregate approximate amount of $3.6 million plus attorney's fees, cost of collection and punitive damages in certain instances. Supplementally advise us and revise future filings to indicate whether any portion of the $3.6 million of counter claims for damages have been recognized in the Company's financial statements. If so, your response should explain in detail how the Company determined the amounts recognized and should also explain why it believes it is probable any amounts recognized will be recoverable.

Response: See response to comment no. 3 above for the amount recognized and when recognized. In general, the $3.6 million for royalties was recognized in 2008, reduced by a valuation allowance for amount judged to be realizable. The full amount was reserved via a valuation allowance in 2008 and has been adjusted periodically as more facts have been learned regarding amounts expected to be realized. No amounts have been recognized for possible recovery of attorneys' fees, cost of collection or punitive damages.

Signatures
----------

7. The second half of your signature page must be signed by your principal executive officer, principal financial officer, and either your controller or principal accounting officer. If any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report. Please confirm that future filings on Form 10-K will include this signature.

Response: In future filings on Form 10-K the Company, as applicable, will indicate that Paul Mobley is signing in his capacity as Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.


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

Exhibit 31.1
------------

8. Your certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. We note that you have removed the phrase "of internal control over financial reporting" from the introductory language to paragraph five. In future filings please revise these certifications to include the introductory language of paragraph five of Item 601(b)(31) of Regulation S-K.

Response: In future filings the Company will revise certifications to include the introductory language of paragraph five of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement
--------------------------

General
-------

9. In future filings please disclose whether you consider diversity in identifying nominees for director. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Response: In future filings the Company will disclose whether or not it considers diversity in identifying nominees for director.

Election of Directors, page 3
-----------------------------

10. Please confirm that in future filings, you will discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. See Item 401(e) of Regulation S-K.

Response: In future filings the Company will discuss specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.

Pursuant to the Staff's request, we acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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

We believe the foregoing should address the Staff's comments. We thank you in advance for the Staff's customary courtesies. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above, we would be very pleased to discuss these matters further.


Sincerely,


Noble Roman's, Inc.

By /s/ Paul W. Mobley
   --------------------------------------------------------
   Paul W. Mobley, Chairman, Chief Executive Officer,
   Chief Financial Officer and Principal Accounting Officer


cc:   Effie Simpson








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